================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (Amendment No. 1)

                               HELLO DIRECT, INC.
                           (Name of Subject Company)

                           GN ACQUISITION CORPORATION
                              GN GREAT NORDIC LTD.
                                   (Offerors)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                            -----------------------

                                   423402106
                     (Cusip Number of Class of Securities)

                                Jorn Kildegaard
                             c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                               John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


================================================================================

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the SEC on October 11, 2000, by GN Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Great Nordic"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares") of Hello Direct, Inc., a Delaware corporation (the "Company"), at a price of $16.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively to the Schedule TO.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule TO.

     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

     Item 11 is hereby amended and supplemented by adding to the end thereof the following:

     "On October 24, 2000, the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer. A copy of the press release, dated October 26, 2000, issued by GN Netcom, Inc. announcing the termination of the waiting period is attached hereto as Exhibit (a)(8) and is incorporated by reference."

Item 12. Materials to be Filed as Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibit:

     "(a)(8) Text of Press Release issued by GN Netcom, Inc. on October 26,
             2000."

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2000


                                         GN ACQUISITION CORPORATION


                                         By: /s/  Dean Kacos
                                             -----------------------------------
                                             Name:  Dean Kacos
                                             Title: Director


                                         GN GREAT NORDIC LTD.


                                         By: /s/ Jorgen Lindegaard
                                             -----------------------------------
                                             Name:  Jorgen Lindegaard
                                             Title: President and Chief
                                                    Executive Officer

                                         By: /s/ Jorn Kildegaard
                                             -----------------------------------
                                             Name:  Jorn Kildegaard
                                             Title: Executive Vice President

                                 EXHIBIT INDEX

Exhibit No.
-----------
   (a)(8)   Text of Press Release issued by GN Netcom, Inc. on October 26, 2000.